April 17, 2009

Securities and Exchange Commission

Division of Corporation Finance

Ms. Linda Cvrkel

Branch Chief

Mail Stop 3561

101 F Street, NE

Washington, DC  20549

Re:	Seneca Gaming Corporation
Form 10-K for the year ended September 30, 2008
Filed December 29, 2008
File No. 333-117633

Dear Ms. Cvrkel:

Reference is made to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced Form 10-K for the year ended September 30, 2008 (the “Form 10-K”) of Seneca Gaming Corporation (the “Company”) set forth in your letter to the Company dated April 6, 2009 (the “Comment Letter”).

On behalf of the Company, I am writing to respond to the comments and to indicate revisions to disclosures that will be made in future filings by the Company with the SEC.  The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.

Annual Report on Form 10-K

Consolidated Statements of Cash Flows

1.                          We note that you have reflected increases and decreases in restricted cash as a component of cash flows from investing activities in your consolidated statements of cash flows.  We further note from the disclosures in Note 9 on page F-12 that the restricted cash reflected in your financial statements at September 30, 2007, represents cash in an interest bearing bank account which was restricted for use as collateral for a $14.6 million letter of credit with a bank, established to be drawn upon to fund the intended purchase of certain parcels of land.  As the purpose of the restricted cash account is to provide collateral for the letter of credit, it appears that the changes in restricted cash would be more appropriately classified as cash flows from financing activities in accordance with the guidance in paragraph 18 of SFAS No. 95.  Please revise future filings accordingly or explain why you do not believe this is required.

During the year ended September 30, 2007, $14.6 million was restricted for use as collateral for a $14.6 million available letter of credit with a bank, established to be drawn upon to fund the intended purchase of certain parcels of land earmarked for ownership by the Seneca Nation in its Compact with New York State.

Furthermore, SFAS No. 95, footnote 6, states,

Generally, only advance payments, the down payment, or other amounts paid at the time of purchase or soon before or after purchase of property, plant, and equipment and other productive assets are investing cash outflows.  Incurring directly related debt to the seller is a financing transaction, and subsequent payments of principal on that debt thus are financing cash outflows.

While use of the cash was restricted as collateral for a letter of credit to be drawn upon to fund the intended purchase of certain parcels of land, the underlying use of the restricted cash was payment for the intended purchase of certain parcels of land, an investing activity.  Furthermore, the restriction of cash and subsequent release of the restriction, do not constitute payments of principal on debt or proceeds from the issuance of debt related to the intended transaction.

We respectfully submit that inasmuch as the issuance of the letter of credit may contemplate future borrowings on the letter of credit, no cash proceeds were received or paid on debt incurred for the intended purchase of land, rather, the Company restricted the use of cash for the intended purchase of land and used the restricted cash for the purchase of the land, an activity identified in Paragraph 17 (c) of SFAS No. 95, which defines cash flows for investing activities as, “payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets.”

Note 13, Related Party Transactions

Other Related Party Transactions

2.                          We note from the disclosure on page F-16, that the Company is charged by the Nation for SGA costs which are incurred by the Nation.  We also note that such costs totaled $10.9 million in 2008, $10.3 million in 2007 and $9.8 million in 2006.  In future filings, please revise to disclose the method or methods being used by the Nation to allocate such costs to the Company and provide a representation by management that the allocation method used is reasonable.  Refer to the guidance outlined in SAB Topic 1:B:1 Question 2.

The Nation charges the Company for SGA costs incurred by the Nation.  These include: a) costs incurred solely and directly in connection with regulatory services and oversight of the Company and which are therefore 100% allocable to the Company; and b) an administration fee, assessed by the Nation for costs indirectly incurred in conjunction with the operation and regulation of the Company, which is fixed as a percentage of direct costs, 29.56%, as determined by the Nation in its performance of administration of the SGA and its oversight of the Company, the Nation’s largest revenue producing asset.  We will revise our disclosure in future filings to disclose the foregoing.

Note 14. Commitments and Contingencies

Valuation Proceedings Pursuant to New York Eminent Domain Procedure Law

3.                          We note from the disclosure in Note 14, that if the New York state courts in the eminent domain proceedings for the various parcels discussed on pages F-21 and F-22 to your financial statements, determines that the value for the land improvements is higher than the appraised values paid to the condemnees, then SGC may be liable to the condemnee for the difference and potentially also responsible for certain additional costs and payments to the condemnees such as attorney’s fees.  We also note from the disclosure in the second paragraph on page F-22 that as of September 30, 2008, a reserve in the amount of $6.4 million has been established for such matters and included as a component of other current liabilities in the Company’s consolidated balance sheet.

4.                          As it appears reasonably possible that SGC may become liable to the condemnees for an amount in excess of the $6.4 million that has been accrued at September 30, 2008, please revise future filings to disclose the amount or range of additional amounts that may become due to the various condemnees as a result of the valuation proceedings.  Refer to the guidance outlined in paragraph 10 of SFAS No. 5.

We will revise our disclosure in future filings to disclose the amount or range of additional amounts that may become due to the various condemnees as a result of the valuation proceedings.

Report on Form 8-K filed February 17, 2009

Non-GAAP Financial Measures

5.                          We note the presentation of the measure “Adjusted EBITDA” which excludes items which are recurring such as pre-opening expense and head lease expense.  In light of this fact, please explain in further detail why management believes the disclosure of the measure provides meaningful and useful information to investors.  Refer to the guidance in Question 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” included on the Commission’s website at www.sec.gov.

Adjusted EBITDA before head lease expense provides an additional measurement by which to evaluate the Company’s operations and, when viewed with both the Company’s GAAP results and its reconciliations of Adjusted EBITDA before head lease expense to net income, the Company believes that it provides a more complete understanding of its business than could be otherwise obtained absent this disclosure. Adjusted EBITDA before head lease expense is presented solely as a supplemental disclosure because: (1) the Company believes it enhances an overall understanding of the Company’s financial performance; (2) the Company believes it is a useful tool for investors to assess the operating performance of the business in comparison to other operators within the gaming and hospitality industry since Adjusted EBITDA before head lease expense excludes certain items that may not be indicative of the Company’s operating results; (3) measures that are comparable to Adjusted EBITDA before head lease expense are often used as an important basis for the valuation of gaming and hospitality companies; and (4) the Company uses Adjusted EBITDA before head lease expense internally to evaluate the performance of its operating personnel and management and as a benchmark to evaluate its operating performance in comparison to its competitors.

6.                          In addition, please note that presentations of Non-GAAP financial measures, such as EBITDA and Adjusted EBITDA, included in Selected Financial Data, MD&A, as well as furnished press releases should comply with SEC Release No. 34-47226 and Item 10(e) of Regulation S-K.  In this regard, assuming a satisfactory response to the above comment, please revise future filings to disclose how each of these Non-GAAP measures are used by the Company’s management and to explain why management believes disclosure of these non-GAAP measures provides useful information to investors.

Assuming the foregoing response to the SEC’s comment 5. regarding Adjusted EBITDA before head lease expense is satisfactory, we will revise applicable future filings to incorporate such information and to ensure that all presentations of Non-GAAP financial measures comply with Item 10(e) of Regulation S-K and SEC Release No. 34-47226.  In reliance on Item 10(e)(1)(iii) of Regulation S-K, we believe that the information disclosed in our most recent Annual Report on Form 10-K (footnote 1 to the Selected Financial Data Table in Item 6, Part II), pertaining to EBITDA, satisfactorily addresses the SEC’s request to disclose how EBITDA is used by management and why management believes EBITDA provides useful information to investors, for purposes of our Current Report on form 8-K filed February 17, 2009.

7.                          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that, a) it is responsible for the adequacy and accuracy of the disclosure in its Form 10-K and Form 8-K which are the subject of this Comment Letter (“the Filings”), b) staff comments, or changes to disclosures in response to staff comments, do not foreclose the Commission from taking any action with respect to the Filings, and c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or if I can provide any further information, please do not hesitate to contact me at (716) 501-2010.

Very truly yours,

/s/ David Sheridan

David Sheridan
Chief Financial Officer